National Bank of Canada

Form SBSE-A: Schedule F, Section II, Registration with Financial Regulatory Authorities

English Name of Foreign Financial Regulatory Authority	Foreign Registration No. (if any)	English Name of Country
Authority of Financial Markets (Autorité des marchés financiers)	N/A	Quebec, Canada
Office of the Superintendant of Financial Institution	N/A	Canada (Federal level)
Canada Deposit Insurance Corporation	N/A	Canada (Federal level)
British Columbia Securities Commission	N/A	British Columbia, Canada
Alberta Securities Commission	N/A	Canada (Federal level)
Financial and Consumer Affairs Authority (FCAA) (Saskatchewan), Securities Division	N/A	Saskatchewan, Canada
The Manitoba Securities Commission	N/A	Manitoba, Canada
Ontario Securities Commission	N/A	Ontario, Canada
Financial and Consumer Services Commission (New Brunswick)	N/A	New Brunswick, Canada
Nova Scotia Securities Commission	N/A	Nova Scotia, Canada
Price Edward Island Office of the Superintendent of Securities	N/A	Prince Edward island, Canada
Office of the Superintendent of Securities, Service Newfoundland and Labrador	N/A	Newfoundland and Labrador, Canada
Alberta Insurance Council	92-1349327-2021	Alberta, Canada
Insurance Council of Manitoba	RIA-28465-959-2021	Manitoba, Canada
Insurance Council of Saskatchewan	05921	Saskatchewan, Canada
Office of the Yukon Superintendent of Securities	N/A	Yukon, Canada
Northwest Territories, Office of the Superintendent of Securities	N/A	Northwest Territories, Canada
Nunavut, Office of the Superintendent of Securities	N/A	Nunavut, Canada
Bank of Canada	N/A	Canada
Toronto Stock Exchange (TSX)	N/A	Ontario, Canada
Bank of England - The Prudential Regulation Authority (PRA)	N/A	United Kingdom
Luxembourg Stock Exchange	N/A	Luxembourg
London Stock Exchange (LES)	N/A	United Kingdom